April 6, 2011

Writer’s Direct Dial:

(852) 2532-3719

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	The Export-Import Bank of Korea and The Republic of Korea
Amendment No. 2 to
Registration Statement under Schedule B (File No.: 333-172648)

Ladies and Gentlemen:

On behalf of our clients, The Export-Import Bank of Korea and The Republic of Korea, we attached the Amendment No. 2 to the Registration Statement under Schedule B for filing pursuant to the requirements of the Securities Act of 1933, as amended.

Please direct any comments or questions to Jinduk Han at (852) 2532-3723, Dong Chul Kim at (852) 2532-3728 or the undersigned at (852) 2532-3719.

Very truly yours,

/s/ Hongki Moon

Hongki Moon

Attachment

cc:	Ellie Bavaria, Esq.